Exhibit 99.2

AMENDMENT NO. 1 TO WARRANT AGREEMENT

THIS AMENDMENT NO. 1 TO THE WARRANT AGREEMENT (this “Amendment”) is made as of December 20, 2023, by and between Marti Technologies, Inc., an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Company”), and Continental Stock Transfer & Trust Company, a New York corporation, as warrant agent (the “Warrant Agent”), and constitutes an amendment to that certain Warrant Agreement, dated as of July 8, 2021, by and between the Company and the Warrant Agent (the “Agreement”). Capitalized terms used but not otherwise defined in this Amendment shall have the meanings given to such terms in the Agreement.

WHEREAS, Section 9.8 of the Agreement provides that the Company and the Warrant Agent may amend the Agreement with the vote or written consent of the registered holders of a majority of the then-outstanding Public Warrants as it relates to the Public Warrants and a majority of the then-outstanding Private Placement Warrants as it relates to the Private Placement Warrants;

WHEREAS, the Company desires to amend the Warrant Agreement to provide the Company with the right to redeem the Public Warrants and Private Placement Warrants for cash on the terms and subject to the conditions set forth herein; and

WHEREAS, following a consent solicitation undertaken by the Company, the registered holders of more than a majority of the then-outstanding Public Warrants and the registered holders of more than a majority of the then-outstanding Private Placement Warrants have consented to and approved this Amendment.

NOW, THEREFORE, in consideration of the mutual agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree to amend the Warrant Agreement as set forth herein.

1.	Amendment of the Warrant Agreement. The Agreement is hereby amended by adding the new Section 6A thereto:

“6A. Redemption.

6A.1. Company Election to Redeem. Notwithstanding any other provision in this Agreement to the contrary, not less than all of the outstanding Warrants may be redeemed, at the option of the Company, at any time while they are exercisable and prior to their expiration, at the office of the Warrant Agent, upon notice to the registered holders of the Warrants, as described in Section 6A.2 below, for $0.07 in cash for every Warrant held by the holder thereof (the “6A. Redemption Price”) (subject to equitable adjustment by the Company in the event of any share splits, share dividends, recapitalizations or similar transaction with respect to the Ordinary Shares).

6A.2. Date Fixed for, and Notice of, Redemption. In the event that the Company elects to redeem all of the Warrants, the Company shall fix a date for the redemption (the “6A. Redemption Date”). Notice of redemption shall be mailed by first class mail, postage prepaid, by the Company not less than fifteen (15) days prior to the 6A. Redemption Date to the registered holders of the Warrants at their last addresses as they shall appear on the registration books. Any notice mailed in the manner herein provided shall be conclusively presumed to have been duly given, whether or not the registered holder received such notice.

6A.3. Exercise After Notice of Redemption. The Warrants may be exercised, for cash only in accordance with subsection 3.3.1(a) of this Agreement at any time after notice of redemption shall have been given by the Company pursuant to Section 6A.2 hereof and prior to the 6A. Redemption Date. On and after the 6A. Redemption Date, the record holder of the Warrants shall have no further rights except to receive, upon surrender of the Warrants, the 6A. Redemption Price.”

2.	Miscellaneous Provisions.

2.1            Severability. This Amendment shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Amendment, Agreement, or of any other term or provision hereof or thereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Amendment a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

2.2            Applicable Law. The validity, interpretation, and performance of this Amendment shall be governed in all respects by the laws of the State of New York, without giving effect to conflicts of law principles that would result in the application of the substantive laws of another jurisdiction. The Company hereby agrees that any action, proceeding or claim against it arising out of or relating in any way to this Amendment shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive. The Company hereby waives any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum.

2.3            Counterparts. This Amendment may be signed in counterparts (which may include counterparts delivered by any standard form of telecommunication), each of which shall be an original and all of which together shall constitute one and the same instrument. The words “execution,” “signed,” “signature,” and words of like import in this Amendment or in any other certificate, agreement or document related to this Amendment, if any, shall include images of manually executed signatures transmitted by facsimile or other electronic format (including, without limitation, “pdf,” “tif” or “jpg”) and other electronic signatures (including, without limitation, DocuSign and AdobeSign). The use of electronic signatures and electronic records (including, without limitation, any contract or other record created, generated, sent, communicated, received, or stored by electronic means) shall be of the same legal effect, validity and enforceability as a manually executed signature or use of a paper-based record-keeping system to the fullest extent permitted by applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act and any other applicable law, including, without limitation, any state law based on the Uniform Electronic Transactions Act or the Uniform Commercial Code.

2.4            Effect of Headings. The section headings herein are for convenience only and are not part of this Amendment and shall not affect the interpretation thereof.

2.5            Entire Agreement. Except as expressly provided in this Amendment, all of the terms and provisions in the Agreement are and shall remain in full force and effect, on the terms and subject to the conditions set forth therein. This Amendment does not constitute, directly or by implication, an amendment or waiver of any provision of the Agreement, or any other right, remedy, power or privilege of any party thereto, except as expressly set forth herein. Any reference to the Agreement in any agreement, document, instrument or certificate entered into or issued in connection therewith shall hereinafter mean the Agreement, as amended by this Amendment (or as the Agreement may be further amended or modified in accordance with the terms thereof). Except as expressly set forth in this Amendment, the terms of this Amendment shall be governed by, enforced and construed and interpreted in a manner consistent with the provisions of the Agreement.

[Signatures Appear on Following Page]

IN WITNESS WHEREOF, each of the parties has caused this Amendment to be duly executed as of the date first above written.

MARTI TECHNOLOGIES, INC.

By:	/s/ Oguz Alper Öktem
Name:	Oguz Alper Öktem
Title:	Chief Executive Officer

CONTINENTAL STOCK TRANSFER & TRUST COMPANY

By:	/s/ Luis Ortiz
Name:	Luis Ortiz
Title:	Vice President

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